Filed by The Nasdaq Stock Market, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB (Commission File No. 132-02618)

On July 12, 2007, Adena Friedman, Nasdaq’s Executive Vice President, Global Strategy and Data Products, testified before the Subcommittee on Securities, Insurance and Investment of the United States Senate Committee on Banking, Housing and Urban Affairs at a hearing on Cross-Border Exchange Mergers. Below is Nasdaq’s official statement submitted to the Subcommittee in connection with Ms. Friedman’s testimony.

Testimony of Adena Friedman

Executive Vice President, Global Strategy and Data Products

The NASDAQ Stock Market, Inc.

“A Global View:

Examining Cross Border Exchange Mergers”

Before the Subcommittee on Securities,

Insurance, and Investment of the

U.S. Senate Committee on

Banking, Housing and Urban Affairs

July 12, 2007

Good afternoon Chairman Reed, Ranking Member Allard, and distinguished members of the Subcommittee on Securities. My name is Adena Friedman. I am NASDAQ’s Executive Vice President of Global Strategy and Data Products, and I appreciate the opportunity to testify before the Subcommittee at this moment of extraordinary, transformational change in world markets.

The subject of this hearing – Global Trends in Cross Border Exchange Mergers – is both timely and important because today we are facing a fundamental question: do we want the U.S. exchanges to continue to be a source of strength in the new world of globalization? Of course we do, and that is why NASDAQ is working to assure that current trends in cross-border exchange mergers produce results that benefit U.S. investors and the U.S. economy.

Global Trends In Equities Markets

Exchanges worldwide are entering a new era in which it no longer makes sense to think in terms of multiple trading platforms. The future of exchanges is all about technology, flexibility, and scale. The notion of “domestic” as opposed to “international” has become a distinction without a difference. Global market consolidation is both inevitable and ultimately desirable for investors worldwide.

The structure of world markets has changed rapidly and dramatically. Today major markets worldwide are publicly owned, increasingly transparent, highly competitive and keenly attuned to customer needs. Many of our corporate clients and broker dealer members are global in scope and scale. To meet their needs, exchanges must become global as well. In this new world of technology-driven, investor-owned exchanges, the benefits to customers offered by consolidation gain a new urgency and importance.

Opportunities Resulting From These Trends – Drivers of Globalization

NASDAQ has long recognized the opportunities created by the move to global equity capital markets. We have sought to partner internationally through a variety of vehicles including building alliances, taking minority investments in exchanges such as our 30% stake in the London Stock Exchange, and through mergers and acquisitions. Our benchmark indices have been traded internationally since 1999 and are currently licensed in 37 countries.

NASDAQ has been a leading player in the inevitable process of globalization, most notably with our announced combination with OMX. We have also seen the Deutsche Borse recently agree to acquire the largest equity options exchange in the U.S., the ISE. The NYSE has acquired Euronext. Several exchanges have acquired minority stakes in other markets, including Tokyo’s 4.9% stake in the Singapore Exchange as well as Singapore and Deutsche Borse’s respective 5% stakes in the Bombay Stock Exchange. Collectively, these actions are an affirmation that exchanges, once constrained to be predominantly national enterprises, are becoming global operations.

Let me cite a specific example of how consolidation can produce greater efficiency, lower costs, and better trades. Almost two months ago, in a $3.7 billion transaction, NASDAQ and OMX – a major European exchange based in Stockholm, Sweden – announced that we would combine to create the world’s broadest exchange and premier technology company with 4,000 listed companies from 39 countries, reflecting an aggregate market cap of $5.5 trillion. We anticipate the combined exchanges will average 7.4 million trades a day, representing a value of over $60 billion.

In an era of unprecedented change and challenge for world markets, the NASDAQ-OMX combination creates a world exchange technology leader, opens new opportunities for growth and creates the potential for $150 million in synergies. Because of this transaction, issuers will receive enhanced services, market participants will benefit from better, streamlined technology as we combine the capabilities of both companies, and investors will have a broader menu of services from the NASDAQ/OMX Group.

The stock exchange of the 21st century is an electronic data network and, like any network, stock exchanges gain greater efficiencies through expanding their scale and scope. By merging with another innovative, technology oriented exchange, we can offer brokers and traders the ability to connect with exchanges around the world through a unified architecture that can handle stocks, bonds, derivatives, and other instruments. Much like a common protocol in cellular telephony, a unified architecture for accessing multiple markets lowers cost, increases access, and overall provides significant advantages to U.S. and foreign investors.

Challenges Facing U.S. Exchanges – The Impact of Globalization

Mr. Chairman, NASDAQ welcomes the inevitability of global exchange consolidation. We appreciate the fact that Congress and the SEC have done an admirable job overseeing our industry in a rapidly changing competitive environment as markets, regulators, and governments prepare for a new era in global investing.

We are well positioned and prepared to compete across the globe. We are absolutely convinced that globalized markets can produce benefits for U.S. investors and the American economy by fostering increased exposure to capital and deeper liquidity for our listed companies. We have the fastest, most transparent, most reliable technology in the world. The speed and efficiency of NASDAQ are unparalleled. For example, major European exchanges have recently announced technology upgrades that will bring their systems to 10 millisecond trade speed. Our exchange already offers trading speed of less than one millisecond.

We also realize that the global economic environment is changing dramatically and in ways that challenge traditional assumptions and ways of doing business. The United States – at almost $20 trillion – still represents by far the largest pool of equity capital in the world, but maturing markets are rapidly catching up. We appreciate that our customers have ready access to a broad menu of new global options.

Foreign markets are becoming viable alternatives to the United States. Governments in Europe, Asia, and elsewhere have liberalized and modernized their capital markets. Privatized state enterprises and private companies are increasingly able to tap financial markets that would not have been available a generation ago. Notably, over the past decade, overall market capitalization of major foreign markets has been growing at 10% per year, while annual growth in U.S. markets has been about 6%. See Attachment 1.

It should be noted that U.S. investors and securities brokerage firms have played a significant role in the growth of foreign markets. U.S. brokers have gone overseas for two reasons: non-U.S. issuers want access to American investors and American investors want access to non-U.S. securities. The trend is unmistakable. Institutional and retail investors in this country have been increasing their holdings of non-U.S. investments at a 14% annual rate, while domestic holdings are increasing by only 8%.

Changes of this magnitude inevitably produce consequences. We can demonstrate, for example, that American markets remain the best and most efficient in the world. But in this highly competitive, unforgiving international environment, no country can afford unilateral, self-imposed handicaps.

It has been widely noted, for example, that the trend in IPOs is to move abroad in search of more lightly regulated markets. Some have even suggested that the center of gravity in financial markets may be shifting away from New York, and there is some evidence for this concern. IPOs offered on U.S. exchanges have fallen from over 40% of global capital to less than 17% over the past 10 years. See Attachment 2. Last year, 22 of the top 25 IPOs chose to list outside the U.S. In fact, PriceWaterhouseCoopers is projecting that in 2007 the mainland China exchanges will be recipients of over $52 billion in IPO value, which dwarfs the value raised in any other single country worldwide.

Globalization and the Regulatory Environment

Concern about the regulatory climate and appetite for litigation in the United States is unquestionably influencing entrepreneurial decisions on where to list IPOs. Provisions of Section 404 of Sarbanes-Oxley indisputably create an additional burden for companies choosing to list here – and some simply go elsewhere. Many of these issues have been recognized and are being addressed in a positive atmosphere.

Over the past year, the global competitiveness of the U.S. capital markets has been analyzed by the Chamber of Commerce, the Competitiveness Council, the Interim Report of the Committee on Capital Markets Regulations (also known as the Hal Scott Report), and the Bloomberg-Schumer/McKinsey Study. While differing in some respects, these analyses agree on one central fact: some United States policies, particularly in areas like Section 404, litigation, and immigration can have a major impact on the ability of U.S. financial businesses to compete in the global marketplace. NASDAQ applauds the work the SEC and PCAOB are doing to address some of the onerous aspects of internal controls and financial reporting, particularly with regard to risk and materiality.

While achieving a more level playing field is critical, it is also important to point out that reports of the demise of the U.S. IPO market are exaggerated. I see the trend of IPOs seeking capital outside the U.S. as evidence of the growing strength of the markets in the emerging economies, rather than necessarily reflecting a weakness in the U.S. capital markets. In fact, NASDAQ’s first quarter was our strongest performance in IPO listing since 2000.

We are seeing true strength in the area of new listings – more quality and better quality companies able to meet our higher listing standards. Two important factors work to our advantage, regardless of Section 404 of Sarbanes-Oxley and litigation. First is the superiority of our proven technology and trading platform. Second is the amazing potential of the American market. It may be easier or less rigorous to list elsewhere, but when the best companies in the world consider an IPO, they still realize that the incredible liquidity of U.S. markets and ready access to the world’s most sophisticated investors consistently produce world class valuations and visibility.

For example, there is evidence to suggest that foreign firms dually listed in this country receive a premium of as much as 30% on their valuation when they add a listing on a major American exchange. The premium is more pronounced for countries with less rigorous regulatory regimes and looser systems of corporate governance. This evidence points to the conclusion that high standards lead to increased investor confidence and improved valuation.

In addition, U.S. stocks are more liquid than their foreign counterparts for a variety of reasons that include efficient clearing and settlement systems; multiple innovative and competitive stock exchanges; widespread adaptation of automation and technology by investors, brokers, and exchanges; and a favorable tax environment for capital income.

While on the subject of global competitiveness and new issues, I should also point out that American markets are world leaders in innovation. For example, IPOs are important, but they are not the only attractive option available to the international entrepreneur in search of capital. Many people are surprised to learn that last year more equity capital was raised in conjunction with Rule 144A private placements with Qualified Institutional Buyers (QIBs) than on the NASDAQ, the NYSE, and the AMEX combined. NASDAQ has over sixteen years of experience in PORTAL securities and later this year, subject to SEC approval, will launch an industry-wide, fully transparent quoting and trading system that will provide the first centralized location for displaying and accessing trading interest in 144A debt and equity issues.

Mr. Chairman, the U.S. capital markets have long been the envy of the world, but leadership is not an entitlement. The advantages enjoyed by U.S. markets that I just described represent where we are today, but not necessarily where we are headed. The world is changing around us and the pace of change is accelerating. With exchange consolidation, the dramatic emergence of new centers of capital representing real alternatives to U.S. markets fueled by the establishment of international investment banks, and the ongoing revolution in technology, no market – no matter how strong, advanced, or well-established - can afford to carry dead weight or self-imposed handicaps and hope to succeed in this intense global competition.

Unless we make some fundamental changes in our approach to regulation, America could squander its hard-earned edge in the capital markets. If we fail to acknowledge and adjust to a changing competitive environment, there is no guarantee that NASDAQ and other U.S.

exchanges will maintain their leadership position in the world economy. Let me be clear: we are not asking that our regulators always agree with us – we understand on matters of policy that institutions of government often have the final say – but we need expeditious decision-making. When we announce a proprietary initiative through a rule filing, our competitors react around the world. Often our competitor’s response to our initiative is rolled out before we receive regulatory approval.

We note that Congress laid a foundation to create a highly competitive exchange environment in this country. That initiative has worked as intended. NASDAQ and the NYSE have gone public, we have brought transaction costs to near zero and we are fighting head-to-head for every trade and every listing. However, that competitive environment, when coupled with a rules-based, often overly deliberative regulator, creates a long-term challenge for maintaining the leadership position of the U.S. equity markets.

For example, I am responsible for NASDAQ’s discussions, some publicly known and some not, with a number of exchanges around the world as well as with current investors in those exchanges. I can tell you that every conversation I have inevitably turns to the question of the risks and costs associated with U.S. regulation. My counterparts understand the importance of strong investor protection policies, regulatory oversight, and prosecution of misconduct. However, they almost invariably voice significant concerns that in the U.S. the regulatory regime is too stringent, oversight too aggressive, and litigation too pervasive.

Even more important, we frequently face difficult questions about the perceived unpredictability and uncertainty associated with future U.S. regulatory policy. We are asked to prove a negative – that U.S. regulation will not, at some future point, spread beyond the U.S. borders and impact issuers, broker dealers, and investors of foreign exchanges that choose to partner with an American exchange. These perceptions can call into question the attractiveness of NASDAQ – or any U.S. exchange – as a potential partner.

I referred earlier in my testimony to the significant advantages that will accrue from NASDAQ’s combination with OMX, which is based in Sweden. At $3.7 billion, this is obviously a major transaction for us, and you can imagine my sense of disquiet when I picked up the “Financial Times” recently and read, “Sweden expresses concern over OMX deal.” The reason? The Swedish government may oppose the deal because it could “undermine the Nordic exchange operator’s competitiveness by making it too American and less European.”

In my view, the fear expressed by the Swedish regulators and others is not based solely on the possibility of the application of Section 404 of Sarbanes-Oxley, or the threat of being subject to litigation in the United States, although these issues are prominent. What I hear, in addition, is an underlying concern about what the future may bring and uncertainty about what the U.S. Congress and regulators may require of an exchange that is not registered or operating in the U.S. but is owned by a U.S.-registered exchange. Those, I can assure you, are real-world concerns and they play a role in the real world process of globalization.

The impact of regulatory uncertainty is also apparent in dealing with potential foreign investors and trading partners who are amazed to learn that the market data business of all U.S.

exchanges has been held up, month after month, while the SEC considers a petition filed by the NetCoalition. NASDAQ has not had a single, substantive rule filing for any new data products approved in almost one year.

This type of delay and uncertainty raises troubling questions about significant portions of our business. In addition, it seriously impedes our ability to compete for investors and trading partners against global competitors whose business initiatives do not face this array of regulatory impediments and inertia.

Contrast these doubts and frustrations with the situation of our global competitors who frequently work hand-in-hand with their regulators to create opportunity and competitive advantage. For nearly half a century financial regulation in Europe has focused not only on investor protection but also on the effort to break down trade barriers in order to improve the competitiveness and liquidity of European capital markets. In the UK, the FSA views regulation as one tool at its disposal to create a world financial center – in London. The FSA is clearly of the view that regulators must be very wary of the damaging effects they can have on creativity, innovation, and competition.

In summary, Mr. Chairman, we are seeing dramatic changes in global markets accompanied by challenges and opportunities for exchanges and investors alike. There will be winners and losers; there will be consequences. An important factor in the ability of U.S. exchanges to compete effectively and find partners in the process of consolidation will be the ability of Congress to continue to support the investor protections so important to our capital markets while rooting out the kind of overregulation that can handicap the continued evolution and growth of the U.S. capital markets as they engage in a global competition.

Specific Recommendations to Help U.S. Exchanges Compete in Globalized Markets

NASDAQ would like to offer four specific recommendations for the Committee’s consideration:

First, we ask Congress to reaffirm statements that U.S. laws apply solely within the United States and thus pertain solely to exchange activities within the U.S., thereby addressing concerns about regulatory overreach and the notion that U.S. regulators will take actions negatively affecting a foreign partner of a U.S. exchange. Individual legislators and regulators have been exceedingly helpful in stating this will not be the case, but skeptics remain.

Second, provide regulatory certainty for exchanges, including the notion that there will not be differential regulatory standards for U.S. exchanges and foreign exchanges that choose to operate in the United States. This would respond to frequently expressed concerns about the risk associated with operating an exchange under policies and procedures that create an inordinate delay in responding to competitive threats or seizing opportunities. Until regulation of markets is uniform and world wide, it would be inequitable and harmful to U.S. investors to allow unfettered access to our markets on the part of foreign exchanges that are not subject to SEC/CFTC oversight and issuers that are not subject to registration requirements by the SEC.

Third, we need to recognize that companies and investors have real choices beyond the U.S. markets or the U.S. system of regulation. We cannot assume that our leadership is an entitlement; it is not and that leadership needs to be earned anew all the time. It is earned by recognizing that we must constantly modernize our system of regulation and we cannot be so proud as to ignore advances and improvements made in other nations and by other markets.

Fourth, as much as the rest of the industrialized world has discovered, a principles-based environment of regulation would enable exchanges to act quickly and to compete domestically and globally while providing the regulatory oversight that gives investors confidence in the capital markets overall.

Thank you, Mr. Chairman, for the opportunity to share NASDAQ’s views on these important matters.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and NASDAQ expect that NASDAQ will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Attachment 1

Domestic Equity Market Capitalization by Region* (2006) and

CAGR of Market cap by Region* (1996 to 2006)

North America $21.27 Trillion (6.4%)

U.S. $19.57 T (6.1%) Canada $1.70 T (10.6%)

Latin America $1.38 Trillion (8.7%)

Brazil $0.71 T (9.8%) Mexico $0.35 T (9.8%)

(Market capitalization growth rate per year 1996-2006)

Europe $15.14 Trillion (8.2%)

U.K. $3.79 T (5.6%) Euronext $3.71 T (10.4%)

Africa and the Middle East $1.00 Trillion (9.2%)

South Africa $0.71 T (13.5%) Israel $0.16 T (8.7%)

Southeast Asia and Pacific $7.2 Trillion (7.8%)

China/Hong Kong $2.86 T India $0.82T

Singapore $0.38 T (7.2%)

Japan $4.61 Trillion (1.8%)

*As per statistics of the 51 exchanges that were members of the WFE as of December 2006 (in US Dollars), 1996 figures used to calculated growth rates have been inflation-adjusted to 2006 dollar levels.

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.

Attachment 2

IPO Capital Raised by Region in 2006 versus 1996*

North America
$46,202 (210)
$49,293 (627)
Europe
$97,867 (304)
$43,078 (183)
Japan
$17,662 (74)
$11,617 (103)
Latin America
$12,979 (47)
$3,972 (23)
Africa and the Middle East
$10,549 (28)
$1,480 (31)
Southeast Asia and Pacific
$79,904 (261)
$25,730 (347)
1996
2006
(Number of IPOs)

Attachment 2

IPO Capital Raised by Region in 2006 versus 1996*

North America $46,202 (210)

$49,293 (627)

Latin America $12,979 (47)

$3,972 (23)

1996

2006

(Number of IPOs)

Europe $97,867 (304)

$43,078 (183)

Africa and the Middle East $10,549 (28)

$1,480 (31)

Southeast Asia and Pacific $79,904 (261)

$25,730 (347)

Japan $17,662 (74)

$11,617 (103)

© Copyright 2006, The Nasdaq Stock Market, Inc. All rights reserved.